Exhibit 99.1

Polyrizon Reports Successful Intranasal Delivery of PL-14 Allergy Blocker in Latest Study

Ra’anana, Israel, July 22, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a biotechnology company focusing on the development of intranasal products, today announced encouraging preclinical results supporting the performance of its PL-14 Allergy Blocker, part of its proprietary Capture & Contain (C&C) platform. The study, conducted in collaboration with the University of Parma (Italy), demonstrated targeted deposition in the nasal vestibule—the key anatomical site for early allergen contact—reinforcing the product’s potential as a barrier-forming treatment for allergic rhinitis.

The evaluation was led by Professor Fabio Sonvico from the Department of Food and Drug at the University of Parma, a leading authority in intranasal and pulmonary drug delivery and a member of Polyrizon’s Scientific Advisory Board. Using a validated silicone-based human nasal cast and fluorescein-labeled imaging, the study assessed the spray deposition profile of PL-14 when administered under clinically relevant conditions.

The results revealed that the PL-14 formulation achieved over 60% deposition in the nasal vestibule, the first physiological region exposed to airborne allergens. This targeted delivery is critical for effectively blocking allergen contact with the nasal mucosa, supporting the mechanism of action of PL-14 as a physical barrier product designed to capture and contain environmental allergens before they trigger an immune response.

“We believe that the ability of our C&C platform to deliver a high concentration of hydrogel barrier to the vestibular region of the nose is a significant step forward,” said Tomer Izraeli, CEO of Polyrizon. “These results support the core principle behind our blocker products—to form a protective layer at the point of allergen entry and prevent the initiation of allergic reactions.”

According to Business Research Insights, the global allergen blocker market size was valued at USD 0.14 billion in 2024 and is expected to reach USD 0.21 billion by 2033, exhibiting a CAGR of 4.4% during the forecast period from 2025 To 2033. In recent years, the market for allergy blockers has been steadily expanding. This market has expanded as a result of the rising incidence of allergies, greater public understanding of allergens and how they affect health, and rising demand for allergy relief products.

PL-14’s performance in this nasal cast model highlights its potential to become a frontline preventive treatment for allergic rhinitis. The hydrogel formulation also maintained favorable sprayability and coverage under standard administration angles, demonstrating its practicality for self-administration.

Polyrizon plans to continue preclinical validation and advance toward clinical trials as part of the development path for the C&C platform.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the PL-14 Allergy Blocker’s potential as a barrier-forming and frontline preventive treatment for allergic rhinitis, the expected growth of the global allergen blocker market and the Company’s continued preclinical validation and advancement toward clinical trials as part of the development path for the C&C platform. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com